Exhibit 1.01

KAMAN CORPORATION
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2021

Introduction

As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Kaman Corporation (“we”, “us”, “our”, the “Company” or “Kaman”) is submitting this Conflict Minerals Report (this “Report”) for the calendar year ended December 31, 2021, as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). All terms used but not defined in this Report shall have the meanings ascribed to them in Form SD, as adopted by the Securities and Exchange Commission (the “SEC”) pursuant to the Rule. A copy of this Report is also available on our website at http://www.kaman.com (select the “Investors” link, then the “Financial Information” link and then “SEC Filings”).

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to Conflict Minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes reporting and disclosure obligations on SEC registrants in the event that Conflict Minerals were necessary to the functionality or production of products manufactured or contracted to be manufactured during the year for which the report is filed. The Rule requires a registrant to post its Form SD and Conflict Minerals Report (“CMR”), as applicable, on its website.

The term “Conflict Minerals” is defined to mean: (A) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “3TGs”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or any adjoining country. The adjoining countries include: the Republic of the Congo, the Central African Republic, South Sudan, Rwanda, Uganda, Zambia, Burundi, Tanzania, and Angola. These countries along with the DRC are collectively referred to as the “Covered Countries.”

The Company determined that 3TGs were necessary to the functionality or production of products that it manufactured or contracted to manufacture during the 2021 calendar year. Therefore, the Company conducted a reasonable country of origin inquiry (“RCOI”) in good faith to determine whether any of the 3TGs in its products originated in the Covered Countries. This Report describes the measures the Company took to exercise due diligence on the source and chain of custody of the Conflict Minerals, the Company products that may contain 3TGs and are therefore within the scope of the Company’s Conflict Minerals Program, the facilities that may have processed the 3TGs that were necessary to the functionality or production of those products, and the efforts the Company took to determine the mine or location of origin of those 3TGs.

Company and Product Overview

Kaman Corporation, headquartered in Bloomfield, Connecticut, is a diversified company that conducts business in the aerospace and defense, medical and industrial markets.
Although we are unable to determine the origins of all 3TGs in our products, only some of our products fall within the scope of the Rule because they contain one or more of the 3TGs.

    The Company produces and markets proprietary aircraft bearings and components; super precision, miniature ball bearings, proprietary spring energized seals, springs and contacts; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; and safe and arming solutions for missile and bomb systems for the U.S. and allied militaries; subcontract helicopter work; restoration, modification and support of our SH-2G Super Seasprite maritime helicopters; and manufacture and support of heavy lift K-MAX® manned helicopter, the K-MAX TITAN unmanned helicopter and the KARGO UAV unmanned aerial system, a purpose built autonomous medium lift logistics vehicle.

Reasonable Country of Origin Inquiry

For the purpose of preparing this Report, we reviewed our supply base in order to determine the suppliers of materials/components that possibly contained 3TGs.

To determine whether necessary 3TGs in our products originated in the Covered Countries, we retained Assent Compliance (“Assent”), a third-party service provider, to assist in reviewing our supply chain. We provided Assent with a list of suppliers associated with the products that are within the scope of the Rule for upload to the Assent Compliance Manager tool (“ACM”).

We then utilized the Conflict Minerals Reporting Template (“CMRT”) version 6.01 or higher, as designed by the Responsible Business Alliance (“RBA”) and the Global e-Sustainability Initiative (“GeSI”), to conduct a survey of our in-scope suppliers. We surveyed our in-scope suppliers through the ACM, a platform that allows users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly for assessment and management.

Assent requested that all suppliers complete a CMRT and included training and education to guide suppliers on best practices and the use of the CMRT. Assent monitored and tracked all communications in the ACM for future reporting and transparency. In order to increase the response level, Assent provided our suppliers with a stated deadline and followed up with both “reminder” and “late” notices. In addition, Assent developed a list of criteria to identify supplier responses that warranted further inquiry.

This year’s program also included automated data validation on all submitted CMRTs, the goal of which was to increase the accuracy of submissions and identify conflicting answers in a CMRT. After going through the data validation process, all submitted forms were classified as “valid” or “invalid” and any supplier submitting an “invalid” CMRT response form was contacted and encouraged to make any necessary corrections and resubmit a valid CMRT response form. As of April 22, 2022, there were 7 “invalid” supplier submissions that could not be corrected; this is an increase from 0 "invalid" supplier submissions from our previous reporting period.

Assent then compared the list of smelters and refiners identified in our suppliers’ survey response forms to the list of smelters maintained by the Responsible Minerals Initiative (“RMI”), and if a supplier indicated that a facility was “conflict-free,” Assent confirmed that the facility was included on RMI’s list of compliant smelters and refiners.

Due Diligence

We designed our due diligence processes based on the internationally recognized due diligence framework developed by the Organization for Economic Co-operation and Development (“OECD”) titled, “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas” and the related supplements for gold, tin, tantalum, and tungsten (collectively, the “OECD Guidance”). The OECD Guidance recommends the following five-step due diligence process and provides guidance for the achievement of each step:

1.Establish strong company management systems regarding conflict minerals;
2.Identify and assess risks in our supply chain;
3.Design and implement a strategy to respond to identified risks in our supply chain;
4.Utilize independent third-party audits of supply chain diligence; and
5.Publicly report on our supply chain due diligence.

The OECD Guidance specifies that the requirements for compliance should reflect a company’s position in the supply chain.  In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors.  Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. Accordingly, we relied primarily on our “tier 1” (direct) suppliers to provide information with respect to the origin of the conflict minerals contained in the components and materials supplied to us.

Step 1: Establish Strong Company Management Systems

Conflict Minerals Policy

Kaman established a policy regarding conflict minerals that is available on our website at http://www.kaman.com (select the “Investors” link, then the “Corporate Governance” link and then the “Conflict Minerals Policy” link).

Internal Team

The Company maintains a Project Management Office (“PMO”) to oversee the Company's compliance with the Rule. The PMO office has identified personnel from the organization’s supply chain to assist in the supply chain assessment and engaged Assent, a third-party service provider, to assist with the data collection, reporting, and due diligence procedures.

The PMO provides information and reports to senior management summarizing the Company’s compliance with the applicable provisions of the Dodd-Frank Act relative to Conflict Minerals, and various members of the team work with their own business units on compliance matters relating to those business units. The PMO provides support and training to the supply chain teams. Together, the PMO and the supply chain teams identify and assess the risks within each of the businesses’ supply chains.

Control systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector through, among other things, our involvement with the Manufacturers Alliance for Productivity and Innovation (“MAPI”).

Our control systems include, but are not limited to, our Code of Business Conduct and Ethics which outlines expected behaviors for all Kaman employees.

Grievance Mechanism

We maintain several grievance mechanisms whereby employees can report violations of Kaman’s policies and procedures.

Supplier Engagement

We regularly communicate to our suppliers our expectations with regard to Conflict Minerals, and we request all “in-scope” suppliers to complete an annual CMRT survey, as discussed above. Non-responsive suppliers receive follow-up contact at least three times through an escalation procedure, and additional educational material and instructions are provided to all non-responsive suppliers to assist them in completing the CMRT.

For those that complete the CMRT, we engage in follow ups to ensure they understand and can correct any inaccuracies in their submission. We also communicate any identified risks to suppliers, so that they can initiate their own risk mitigation strategies.

Finally, we ensure that the Company Conflict Minerals Policy is publicly available and accessible to all suppliers. Our expectations with regards to Conflict Minerals compliance are clearly outlined in all communications to suppliers.

Maintain records

    Each of our businesses have established a records retention policy that dictates what materials, records and documents need to be retained and for how long.

Step 2: Identify and assess risk in the supply chain

We use several enterprise resource planning (“ERP”) systems for our businesses, and we utilized these systems to review our supplier base and identify the direct suppliers to survey. We rely on our suppliers to provide us with information about the existence and source of any Conflict Minerals that may be contained in the components they supply to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of our largest suppliers are also SEC registrants that are subject to the Rule.

Risks are identified automatically in the ACM system based on pre-established criteria. These risks are addressed by Assent supply chain staff and members of our internal Conflict Minerals team who contact suppliers, gather pertinent data and perform an assessment of their conflict minerals status.

One risk identified with respect to the survey period ended December 31, 2021, related to the nature of the responses received. A large number of supplier survey responses provided data at a company or divisional level or were unable to specify the smelters or refiners used for the 3TG included in the components supplied to Kaman. Additionally, many suppliers indicated that they received information regarding their supply chains from fewer than 75% of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

In accordance with the OECD Guidance, risks were identified by assessing the due diligence practices of smelters and refiners identified in the supply chain by upstream suppliers that listed facilities on their CMRTs. Assent compared the facilities listed in supplier responses to those set forth in the list maintained by the RMI to ensure that the facilities met the RMI definition of a 3TG processing facility that was operational during the 2021 reporting period.

In order to assess the risk that any of these smelters posed to our supply chain, Assent determined whether the smelter had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (“RMAP”). We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Smelters that have completed a RMAP audit are considered to be conflict free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

Each facility that is determined to be a valid smelter or refiner of 3TGs is assessed according to red flag indicators defined in the OECD Guidance. Assent uses the following five factors to determine the level of risk that each smelter poses to the Company’s supply chain:

•Geographic proximity to the DRC and Covered Countries
•Known mineral source country of origin
•RMAP audit status
•Credible evidence of unethical or conflict sourcing
•Peer assessments conducted by credible third-party sources

Using these criteria, Assent identified the facilities that pose the highest risk to our supply chain and provided direct feedback to the suppliers that listed any of these facilities on their CMRTs. Submissions that included any of these red flag facilities resulted in the generation of a letter instructing the suppliers to take their own risk mitigation actions, including submission of product specific CMRTs to better identify the connection to products that they supply to Kaman, and escalating up to removal of these red flag smelters from their supply chain. As per the OECD Guidance, risk mitigation will depend on the supplier’s specific context and reasonable timeframes are provided. All suppliers are guided to educational resources to learn about mitigating the risk of smelters and refiners on the supply chain.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). Evaluating and tracking the strength of a supplier’s Conflict Minerals program meets the OECD Guidance and can assist in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of a supplier’s Conflict Minerals program are based on these four questions in the CMRT:

•Have you established a conflict minerals sourcing policy?
•Have you implemented due diligence measures for conflict-free sourcing?
•Do you review due diligence information received from your suppliers against your company’s expectations?
•Does your review process include corrective action management?

If a supplier answers “yes” to all four questions, they are deemed to have a strong program. If they answer “no” to any question, they are deemed to have a weak program.

Step 3: Design and Implement a Strategy to Respond to Risks

Risks identified by our suppliers are assessed and feedback is provided directly to suppliers, as described above. We encourage any supplier that we have reason to believe is supplying us with 3TGs from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance.

Kaman has an established Enterprise Risk Management (“ERM”) Plan that evaluates and quantifies various risks facing the Company. Senior leadership and the ERM Sub-Committee meet quarterly to discuss updates to this risk assessment. Any material change in the regulatory landscape (such as the Dodd-Frank Act) would be considered for inclusion in ERM.

Step 4: Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program.

Step 5: Report

We have published our Form SD for the year ended December 31, 2021 and this report on the Company’s website at: http://www.kaman.com (select the “Investors” link, then the “Financial Information” link and then “SEC Filings”).  Information found on or accessed through our website is not considered part of this report and is not incorporated by reference herein. We have also publicly filed our Form SD and this report with the Securities and Exchange Commission.

Results of Due Diligence

Survey Results

Kaman requested that all in-scope suppliers complete a CMRT for the 2021 reporting period. We sent a total of 439 conflict minerals surveys to direct suppliers for the 2021 calendar year reporting process, and we relied on our direct suppliers to provide us with information about the source of necessary 3TGs that may be in the materials or components that they supplied during the reporting period. Of the 439 conflict minerals surveys sent, we received 311 completed CMRTs, representing a response rate of nearly 71%, an increase over our 2020 response rate of 63%.

Smelters and Refiners

We are a “downstream” company with many tiers in our supply chain, and are therefore dependent upon our suppliers, as well as their lower level suppliers, to determine which specific smelters are providing the source metals that eventually become incorporated into our products. Our ability as a downstream company to deliver products that are conflict-free is directly dependent on smelters adopting policies, internal controls and due diligence procedures that will provide reasonable confidence that their products are conflict-free. Due to the limited information provided to us by our suppliers in response to our survey, we were not able to identify all of the various smelting facilities that processed the 3TG contained within our products.

Our suppliers identified a total of 336 smelters and refiners that appear on the list maintained by the RMI. Of these, 230 facilities were conformant with the RMI and a further 19 have agreed to undergo or are currently undergoing a third-party audit. Many of the CMRTs we received were made on a company or division level basis which did not allow us to identify which facilities listed by our suppliers actually processed the 3TGs contained in our products.

Country of Origin

Due to the limited information provided by our suppliers in response to our survey, we could not determine for this reporting period which specific smelters provided the source metals that eventually became incorporated into our products. The smelters are a critical link in determining whether the minerals are from scrap or recycled sources or from mined ore. While certain smelter information was provided, we were unable to determine the country of origin for all the minerals that were incorporated into end products delivered to our customers in 2021.

Mine or Location of Origin

Our survey of selected direct suppliers included an inquiry regarding the country of origin and smelter for any 3TG contained within the products they supplied to us, and a request for information as to the mine or other origin of the minerals in question. The responses received were not sufficient for us to determine the mine or other origin of all the minerals incorporated into end products delivered to our customers in 2021.

Next Steps

As part of our Conflict Minerals Policy, we continue to communicate to suppliers of our manufactured products our intent for products to be sourced from responsible suppliers who can provide reasonable assurance that the purchase of the minerals incorporated into their products did not fund conflict in the DRC or adjoining countries.

In 2022, we will continue to work closely with our third party service provider to obtain CMRTs from a higher percentage of our in-scope suppliers and to encourage more suppliers to provide CMRTs on a product-level basis. We will continue to evaluate our supply chain to determine which materials and components used in the manufacture of our products contain conflict minerals, if any. We will engage with our suppliers more closely to provide training resources regarding responsible sourcing of 3TGs and encourage these suppliers to put their own responsible sourcing practices into place.